

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2021

Richard Kang, Ph.D.
Chief Executive Officer
NeuroBo Pharmaceuticals, Inc.
200 Berkeley Street, Office 19th Floor
Boston, MA 02116

   Re: NeuroBo Pharmaceuticals, Inc.
     Registration Statement on Form S-3
     Filed April 21, 2021
     File No. 333-255418

Dear Dr. Kang:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Deanna Virginio at 202-551-4530 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Phillip D. Torrence, Esq.